EXHIBIT 11

Statement re computation of per-share earnings

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reported periods. Diluted per share data includes any dilution from potential common stock outstanding, such as the exercise of stock options.

	Three Months Ended March 31,
	2005	2004
Numerator:
Net income	$3,742,000	$3,093,000

Denominator:
Denominator for basic income per share - weighted average shares	8,163,044	8,168,224
Dilutive potential common shares - employee stock options	16,308	21,344

Denominator for diluted earnings per share - adjusted weighted - average shares	8,179,352	8,189,568

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